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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12 )*

REFAC OPTICAL GROUP
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
758960108
(CUSIP Number)
Bradley R. Goldman, Esq.
Palisade Capital Management, L.L.C.
One Bridge Plaza
Suite 695
Fort Lee, New Jersey 07024
(201) 585-5433

With a copy to:
Fred B. Green, Esq.
Forrest O. Dillon, Esq.
Bodman LLP
6th Floor at Ford Field
1901 St. Antoine Street
Detroit, Michigan 48226
(313) 259-7777
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 25, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	758960108	Page	2	of	18

1	NAMES OF REPORTING PERSONS: Palisade Capital Management, L.L.C.*

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
22-3330049

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New Jersey

	7	SOLE VOTING POWER:

NUMBER OF		16,273,698

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		16,273,698

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,273,698

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

91.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IA
* Palisade Capital Management, L.L.C. (“Palisade”), a New Jersey limited liability company, is an SEC registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the investment manager of Palisade Concentrated Equity Partnership, L.P., a Delaware limited partnership (“PCEP”), the controlling shareholder of ROG Acquisition, Inc., a Delaware corporation (the “Parent”) which is the direct owner of 16,273,698 shares of common stock of Refac Optical Group, a Delaware corporation (the “ Issuer”) with absolute discretion over PCEP’s investment strategy and objectives. Palisade Concentrated Holdings, LLC, a Delaware limited liability company (“ PCH”), serves as the General Partner of PCEP. PCH may at any time either alone or in collaboration with Palisade take over the making, varying or disposal of PCEP’s investments. Dennison T. Veru is the managing member of Palisade. Steven E. Berman is the designated managing member of PCH.

CUSIP No.	758960108	Page	3	of	18

1	NAMES OF REPORTING PERSONS: Palisade Concentrated Equity Partnership, L.P.*

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
22-3699993

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		16,273,698

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		16,273,698

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,273,698

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

91.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* Palisade is an SEC registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the investment manager of PCEP, the controlling shareholder of Parent which is the direct owner of 16,273,698 shares of common stock of the Issuer, with absolute discretion over PCEP’s investment strategy and objectives. PCH serves as the General Partner of PCEP. PCH may at any time either alone or in collaboration with Palisade take over the making, varying or disposal of PCEP’s investments. Dennison T. Veru is the managing member of Palisade. Steven E. Berman is the designated managing member of PCH.

CUSIP No.	758960108	Page	4	of	18

1	NAMES OF REPORTING PERSONS: Palisade Concentrated Holdings, L.L.C.*

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
22-3699991

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		16,273,698

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		16,273,698

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,273,698

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

91.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* Palisade is an SEC registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the investment manager of PCEP, the controlling shareholder of Parent which is the direct owner of 16,273,698 shares of common stock of the Issuer, with absolute discretion over PCEP’s investment strategy and objectives. PCH serves as the General Partner of PCEP. PCH may at any time either alone or in collaboration with Palisade take over the making, varying or disposal of PCEP’s investments. Dennison T. Veru is the managing member of Palisade. Steven E. Berman is the designated managing member of PCH.

CUSIP No.	758960108	Page	5	of	18

1	NAMES OF REPORTING PERSONS: ROG Acquisition, Inc.*

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		16,273,698

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		16,273,698

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,273,698

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

91.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* Palisade is an SEC registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the investment manager of PCEP, the controlling shareholder of Parent which is the direct owner of 16,273,698 shares of common stock of the Issuer, with absolute discretion over PCEP’s investment strategy and objectives. PCH serves as the General Partner of PCEP. PCH may at any time either alone or in collaboration with Palisade take over the making, varying or disposal of PCEP’s investments. Dennison T. Veru is the managing member of Palisade. Steven E. Berman is the designated managing member of PCH.

CUSIP No.	758960108	Page	6	of	18

1	NAMES OF REPORTING PERSONS: Dennison T. Veru*

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		16,273,698

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		16,273,698

WITH	10	SHARED DISPOSITIVE POWER:

16,273,698

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,273,798

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

91.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* Palisade is an SEC registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the investment manager of PCEP, the controlling shareholder of Parent which is the direct owner of 16,273,698 shares of common stock of the Issuer, with absolute discretion over PCEP’s investment strategy and objectives. PCH serves as the General Partner of PCEP. PCH may at any time either alone or in collaboration with Palisade take over the making, varying or disposal of PCEP’s investments. Dennison T. Veru is the managing member of Palisade. Steven E. Berman is the designated managing member of PCH.

CUSIP No.	758960108	Page	7	of	18

1	NAMES OF REPORTING PERSONS: Steven E. Berman*

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		16,273,698

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		16,273,698

WITH	10	SHARED DISPOSITIVE POWER:

16,273,698

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,273,698

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

91.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* Palisade is an SEC registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the investment manager of PCEP, the controlling shareholder of Parent which is the direct owner of 16,273,698 shares of common stock of the Issuer, with absolute discretion over PCEP’s investment strategy and objectives. PCH serves as the General Partner of PCEP. PCH may at any time either alone or in collaboration with Palisade take over the making, varying or disposal of PCEP’s investments. Dennison T. Veru is the managing member of Palisade. Steven E. Berman is the designated managing member of PCH.

CUSIP No.	758960108	Page	8	of	18

1	NAMES OF REPORTING PERSONS: Dean J. Yimoyines

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		94,940 (represents options to acquire 94,940 shares of common stock)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		94,940 (represents options to acquire 94,940 shares of common stock)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

94,940 (represents options to acquire 94,940 shares of common stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	758960108	Page	9	of	18

1	NAMES OF REPORTING PERSONS: Linda Yimoyines

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		94,940 (represents options owned by her spouse, Dean J. Yimoyines, to acquire 94,940 shares of common stock)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

94,940 (represents options owned by her spouse, Dean J. Yimoyines, to acquire 94,940 shares of common stock)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

94,940 (represents options owned by her spouse, Dean J. Yimoyines, to acquire 94,940 shares of common stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	758960108	Page	10	of	18

1	NAMES OF REPORTING PERSONS: William A. Schwartz, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		223,675

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		223,675

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

223,675 (includes options to acquire 62,115 shares and warrants to acquire 161,560 shares of common stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer
This Amendment No. 12 of Palisade Capital Management, L.L.C. (“Palisade”), Palisade Concentrated Equity Partnership, L.P. (“PCEP”), Palisade Concentrated Holdings, L.L.C. (“PCH”), ROG Acquisition, Inc. (“Parent”) Dennison T. Veru (“Veru”), Steven E. Berman (“Berman”), Dean J. Yimoyines (“D. Yimoyines”), Linda Yimoyines (“L. Yimoyines”) and William A. Schwartz, Jr. (“Schwartz”), amends and supplements, pursuant to Rule 13d-2(a), the Schedule 13D filed with the Securities and Exchange Commission on April 12, 2002 and amended by Amendment No. 1 filed on April 23, 2002, Amendment No. 2 filed on April 29, 2002, Amendment No. 3 filed on October 25, 2002, Amendment No. 4 filed on March 3, 2003, Amendment No. 5 filed on April 14, 2003, Amendment No. 6 filed on May 20, 2003, Amendment No. 7 filed on May 30, 2003, Amendment No. 8 filed on February 12, 2004, Amendment No. 9 filed on September 2, 2005, Amendment No. 10 filed on March 15, 2006, and Amendment No. 11 filed on February 26, 2007 (together, the “Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Refac Optical Group, a Delaware corporation, whose address is 5 Harmon Drive, Blackwood, New Jersey 08012 (the “Issuer”). Except as discussed herein, there has been no change in the information previously reported on Schedule 13D.
Item 2. Identify and Background
Item 2 is hereby amended to add the following information about Parent and its executive officers and directors:
(1)	ROG Acquisition, Inc. (“Parent”)
(a)	Name: ROG Acquisition, Inc.

(b)	Residence or Business Address: One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024

(c)	Principal Business: Organized for the purpose of merging with and into Issuer

(d)	Criminal Convictions: None

(e)	Civil Proceedings: None

(f)	Place of Organization: Delaware
(2)	Dennison T. Veru
(a)	Name: Dennison T. Veru

(b)	Residence or Business Address: c/o Palisade Capital Management, L.L.C., One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024

(c)	Principal Business: Secretary and Director of Parent; Managing Member, Palisade

(d)	Criminal Convictions: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States
(3)	Steven E. Berman
(a)	Name: Steven E. Berman

(b)	Residence or Business Address: c/o Palisade Capital Management, L.L.C.,

One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024

(c)	Principal Business: President and Director of Parent; Vice Chairman, Palisade; Designated Managing Member, PCH

(d)	Criminal Convictions: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States
(4)	James T. Jahnke
(a)	Name: James T. Jahnke

(b)	Residence or Business Address: c/o Palisade Capital Management, L.L.C., One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024

(c)	Principal Business: Treasurer and Director of Parent; Managing Director – Private Equity, PCM

(d)	Criminal Convictions: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to add the following:
     PCEP, Berman, D. Yimoyines, L. Yimoyines and Schwartz (collectively, the “Participants”), have contributed 15,804,895, 1,580, 8,496, 264,856 and 193,871 shares of the Common Stock held by them respectively, (16,273,698 in the aggregate), to Parent, which was formed by the Participants for the purpose of holding the Participants’ current shares of the Issuer and merging with and into the Issuer. In return for the contribution of their shares of Common Stock to Parent (which as of April 22, 2007 and pro forma for the contribution of shares of Common Stock thereto immediately prior to a contemplated merger of Parent with and into Issuer, collectively represents 91.7% of the Issuer’s issued and outstanding shares of Common Stock), the Participants have received shares of Parent pursuant to a written agreement executed on February 23, 2007 (the “Stock Contribution Agreement”) and amended on April 2, 2007 (“First Amendment to Stock Contribution Agreement). The Stock Contribution Agreement was filed with Amendment No. 11 to the Schedule 13D and the First Amendment to Stock Contribution Agreement is attached hereto as Exhibit 2, and any description of them is qualified in its entirety by reference to them. In exchange for their contribution of shares of the Common Stock, PCEP, Berman, D. Yimoyines, L. Yimoyines and Schwartz have received 15,804,895, 1,580, 8,496, 264,856 and 193,871 shares of the Parent, respectively. The contribution of shares was made in connection with a proposed merger pursuant to which (i) Parent will be merged with and into the Issuer, and each share of the Common Stock (other than shares held by each of Parent, the Issuer, and any public stockholders who have properly perfected their statutory appraisal rights under the Delaware General Corporate Law (“DGCL”)) will be converted into the right to receive $6.00 in cash and (ii) each share of Parent’s capital stock issued and outstanding immediately prior to the merger will be converted into one share of the Common Stock of the Issuer (the “Proposed Transaction”). Options and warrants which are currently outstanding will either be cancelled immediately following the effective date of the merger (assuming the holder of the option or warrant agrees to a cancellation of such option or warrant) or will remain outstanding after the merger pursuant to their terms. Consummation of the Proposed Transaction will result in the Participants owning all of the outstanding equity interests of the Issuer (except for such holders of options and warrants who do not cancel such options or warrants).
Item 4. Purpose of Transaction
Item 4 is amended to add the following paragraphs:
     As disclosed in Item 3, the Participants have contributed their Common Stock to Parent in exchange for shares of common stock of Parent. Parent intends to execute and file a Certificate of

Ownership and Merger (the “Certificate”) with the Secretary of State of Delaware pursuant to which, effective April 26, 2007, Parent will be merged with and into the Issuer, and each share of the Common Stock (other than shares held by each of Parent, the Issuer, and any public stockholders who have properly perfected their statutory appraisal rights under the DGCL) will be converted into the right to receive $6.00 in cash. Each share of Parent’s capital stock issued and outstanding immediately prior to the merger will be converted into one share of the Common Stock of the Issuer. The form of the Certificate was attached as an exhibit to Amendment No. 11 to Schedule 13D, and any description thereof is qualified in its entirety by reference thereto. Under the DGCL, because Parent will hold over 90% of the Common Stock, Parent will have the power to execute and file the Certificate and effect the transactions contemplated thereby without a vote of the Issuer’s board of directors or its stockholders.
     The Proposed Transaction, if consummated, contemplates that the Issuer will be the surviving corporation and that the Participants will own all of the outstanding equity interests of the Issuer (except those interests represented by such holders of options and warrants who do not agree to the cancellation of such options or warrants). The Participants intend to cause the Issuer to terminate the registration of the Common Stock under Sections 12(b), 12(g) and 15(d) of the Act, which will result in the suspension of Issuer’s duty to file reports with the Securities and Exchange Commission pursuant to the Act. In connection therewith, on April 19, 2007, the Participants filed a Form 25 with the Securities and Exchange Commission. In addition, the Participants intend to cause the shares of the Common Stock of the Issuer to cease to be listed on the American Stock Exchange. Except as set forth herein, the business and operations of Issuer will be conducted by Issuer substantially as they are currently being conducted. The reporting persons intend to continue to evaluate the business and operations of Issuer with a view to maximizing Issuer’s potential, and will take such actions as they deem appropriate under the circumstances and market conditions then existing.
     The reporting persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of Issuer’s businesses. The reporting persons will review management needs and may make material changes in the composition of Issuer’s current management and anticipates reducing the size of Issuer’s board of directors.
     Except as otherwise described in this Section 13D, Issuer has not, and the reporting persons have not, as of the date of this Schedule 13D, approved any specific plans or proposals for:
•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Issuer or any of its subsidiaries after the completion of the Proposed Transaction;

•	a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries after the completion of the Proposed Transaction;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in Issuer’s corporate structure;

•	changes in Issuer’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Issuer; or

•	any action similar to any enumerated above.

Item 5. Interest in Securities of the Issuer
     Parent, Palisade, PCH and PCEP
     As of April 25, 2007, Parent directly owns 16,273,698 shares of the Issuer’s Common Stock. With respect to Parent, PCEP owns 15,804,895, Steven E. Berman owns 1,580, Dean J. Yimoyines owns 8,496, Linda Yimoyines owns 264,856 and William A. Schwartz, Jr. owns 193,871 shares of its common stock, respectively, representing all of the outstanding common stock of Parent. Palisade serves as the investment manager to PCEP with absolute discretionary authority to vote and dispose of the common stock. PCH serves as PCEP’s General Partner. PCH may at any time, either alone or in collaboration with Palisade take over the making, varying, or disposal of PCEP’s investments. Dennison T. Veru is the Managing Member of Palisade and the Secretary and a Director of Parent. Steven E. Berman is the Designated Managing Member of PCH and the President and Director of Parent. James T. Jahnke is the Treasurer and Director of Parent. Accordingly, Palisade, PCEP, PCH, Veru, Berman and Jahnke may be deemed beneficial owners of such 16,273,698 shares. The 16,273,698 shares of Common Stock represent approximately 91.4% of the outstanding shares of Common Stock. Consummation of the Proposed Transaction will result in the Participants owning all of the outstanding equity interests of the Issuer (except for such holders of options and warrants who do not cancel such options or warrants).
     Dean J. Yimoyines
     In addition to the shares beneficially owned referenced under “Parent, Palisade, PCH and PCEP” above, D. Yimoyines currently holds options to acquire an additional 94,940 shares of Common Stock equaling approximately 0.5% of the outstanding shares of Common Stock. D. Yimoyines has sole voting and dispositive authority over these 94,940 options to acquire Common Stock.
     Linda Yimoyines
     In addition to the shares beneficially owned referenced under “Parent, Palisade, PCH and PCEP” above, L. Yimoyines may be deemed to have voting and dispositive authority over the 94,940 options to acquire Common Stock held by her spouse, D. Yimoyines.
     William A. Schwartz, Jr.
     In addition to the shares beneficially owned referenced under “Parent, Palisade, PCH and PCEP” above, Schwartz currently holds options and warrants to acquire 62,115 and 161,560 shares of Common Stock, respectively, together equaling approximately 1.3% of the outstanding shares of Common Stock. Schwartz has sole voting and dispositive authority over the options and warrants.
     Reporting Persons
     On a combined basis, (including the options and warrants referenced above), the reporting persons beneficially own 16,592,313 or 91.6% of the outstanding shares of Common Stock.
     Pursuant to a stock option and warrant cancellation agreement, if the merger is effectuated on or before December 31, 2007, Parent has agreed to purchase the options of D. Yimoyines promptly following the effective time of the Proposed Merger. The consideration is calculated as follows: (a) for the portion of the options that are vested and for which the per share exercise price is less than $6.00 (the “Vested Money Options”), the consideration for such Vested Money Options shall be the difference between $6.00 and the per share exercise price of the Vested Money Options multiplied by the number of Vested Money Options; (b) for the portion of the options that are vested for which the per share exercise price is more than $6.00 (the “Vested Out-of-Money Options”), the consideration for such Vested Out-of-

Money Options shall be the arithmetic mean of (i) a trinomial pricing model and (ii) a Black-Scholes pricing model using generally accepted accounting standards for the valuation of options and warrants and (c) for the portion of the options that are unvested (the “Unvested Options”), such Unvested Options shall be treated as though they were vested and shall be valued in the appropriate manner outlined above.
     Accordingly, if the merger is effectuated on or before December 31, 2007, D. Yimoyines is to receive consideration of $96,412.80 as follows:
Options Under $6.00

Amount	Exercise Price
23,600	$3.18
7,080	$4.24
Consideration Subtotal $79,012.80

Amount	Exercise Price
15,340	$123.94
13,520	$54.24
23,600	$7.63
4,720	$13.77
7,080	$14.41
Consideration Subtotal $17,400
     Pursuant to a stock option cancellation agreement, if the merger is effectuated on or before December 31, 2007, Parent has agreed to purchase the option of Schwartz promptly following the effective time of the Proposed Merger. The consideration is calculated in the same manner as described above with respect to D. Yimoyines.
     Accordingly, if the merger is effectuated on or before December 31, 2007, Schwartz is to receive consideration of $44,240.25 as follows:
Options Under $6.00

Amount	Exercise Price
20,705	$4.95
Consideration Subtotal: $21,740
Options Above $6.00

Amount	Exercise Price
20,705	$7.85
20,705	$10.14
Consideration Subtotal: $22,500

     In addition, if the merger is effectuated on or before December 31, 2007, Parent has agreed to purchase Schwartz’s warrants for 161,560 shares of common stock, with an exercise price of $0.0024 per share, for $968,972.25.
     Other than with respect to the option cancellation agreements/warrant purchase agreement and the contributions to Parent noted above, no reporting person has entered into transactions in the Issuer’s Common Stock in the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is amended to incorporate herein the disclosures under Items 3 and 5.
Item 7. Material to be Filed as Exhibits
Exhibit 1: Joint Filing Agreement
Exhibit 2: First Amendment to Stock Contribution Agreement
Exhibit 3: Stock Option and Warrant Cancellation Agreement
Exhibit 4: Stock Option Cancellation Agreement
Exhibit 5: Warrant Purchase Agreement
THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

Signatures
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

PALISADE CONCENTRATED EQUITY PARTNERSHIP, L.P. By: Palisade Concentrated Holdings, L.L.C., its general partner
By:	/s/ Steven E. Berman
	Name:	Steven E. Berman
	Title:	Designated Managing Member

PALISADE CONCENTRATED HOLDINGS, L.L.C.
By:	/s/ Steven E. Berman
	Name:	Steven E. Berman
	Title:	Designated Managing Member

PALISADE CAPITAL MANAGEMENT, L.L.C.
By:	/s/ Dennison T. Veru
	Name:	Dennison T. Veru
	Title:	Managing Member

ROG ACQUISITION, INC.
By:	/s/ Steven E. Berman
	Name:	Steven E. Berman
	Title:	President

/s/ Steven E. Berman
Name: Steven E. Berman
(Continued on next page)

/s/ Dennison T. Veru
Name: Dennison T. Veru

/s/ Dean J. Yimoyines
Name: Dean J. Yimoyines

/s/ Linda Yimoyines
Name: Linda Yimoyines

/s/ William A. Schwartz, Jr.
Name: William A. Schwartz, Jr.

Date: April 25, 2007